SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of April, 2014

CHINA PETROLEUM & CHEMICAL CORPORATION
22 Chaoyangmen North Street,
Chaoyang District, Beijing, 100728
People's Republic of China
Tel: (8610) 59960114

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F _T___                                Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes _____                               No _T___

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )

N/A

This Form 6-K consists of:

An announcement regarding updated restructuring progress of the marketing segment of China Petroleum & Chemical Corporation (the “Registrant”), made by the Registrant on April 24, 2014.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 0386)

CHINA PETROLEUM & CHEMICAL CORPORATION
Progress Update Announcement of the Restructuring of Sinopec’s Marketing Segment

China Petroleum & Chemical Corporation and the directors of the Board of Directors of China Petroleum & Chemical Corporation warrant that there are no false representations, misleading statements or material omissions contained in this announcement and severally and jointly accept full responsibility for the authenticity, accuracy and completeness of the information contained in this announcement.

Reference is made to the announcements published by China Petroleum & Chemical Corporation (the “Company”) dated 25 March 2014 and 1 April 2014 respectively in relation to the progress update of the restructuring of the Company’s marketing segment.

The Company has selected the financial advisors to its project of restructuring Sinopec Sales Co., Ltd. and introducing social and private capital to realize diversified ownership of its marketing segment (the “Project”).

On 11 April 2014, the Company held an introductory meeting for the competitive selection of the financial advisors, at which the Company introduced the details in relation to the selection of the financial advisors and distributed the Request for Pitch as Financial Advisors for the Project to certain domestic and overseas investment banks which had expressly indicated their intention to participate in the Project (the “Invited Investment Banks”). On 15 April, all the Invited Investment Banks submitted their response documents before the deadline. The financial advisors to the Project were selected in two stages — preliminary review and final evaluation, by way of quantitative assessment. The evaluation panel consisted of certain independent non-executive directors, independent supervisors and relevant divisions’

leaders of the Company. Based on the evaluation results, the Company decided to appoint China International Capital Corporation Limited, Deutsche Bank AG, CITIC Securities Company Limited and Bank of America as the financial advisors to the Project.

Lawyers from Haiwen & Partners witnessed the evaluation process for the selection of the financial advisors.

The Company will promptly comply with the disclosure requirements under the applicable laws and regulations based on the progress of this matter.

For information in relation to the Project, please refer to the relevant announcements published on the websites of Shanghai Stock Exchange (http://www.sse.com.cn), the Stock Exchange of Hong Kong Limited (http://www.hkex.com.hk) and other designated disclosure media.

By order of the Board
China Petroleum & Chemical Corporation
Huang Wensheng
Secretary to the Board of Directors

24 April 2014

As of the date of this announcement, directors of the Company are: Fu Chengyu*, Wang Tianpu*, Zhang Yaocang*, Li Chunguang#, Zhang Jianhua#, Wang Zhigang#, Cai Xiyou#, Cao Yaofeng*, Dai Houliang#, Liu Yun*, Chen Xiaojin+, Ma Weihua+, Jiang Xiaoming+, Andrew Y. Yan+, Bao Guoming+.

#       Executive Director

*       Non-executive Director

+      Independent Non-executive Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By: /s/ Huang Wensheng

Name: Huang Wensheng

Title: Secretary to the Board of Directors

Date: April 24, 2014